Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

SAMUEL A. RAMIREZ & COMPANY, INC.

SEPTEMBER 30, 2024

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of
Samuel A. Ramirez & Company, Inc
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc (the "Company") as of September 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2017.

New York, New York
December 12, 2024

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2024

ASSETS

Cash	$	1,809,257
Deposits with clearing agents		3,230,000
Receivables from brokers, dealers and counterparties		6,166,795
Marketable securities owned, at fair value		112,992,961
Due from affiliates		5,913,621
Due from related parties		3,205,000
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,402,453		1,108,874
Operating lease right-of-use assets		3,449,928
Other assets		2,216,789
Deferred tax assets, net		167,000
Total Assets	$	140,260,225

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased at fair value	$	1,094,990
Due to clearing agent		22,935,402
Accrued compensation		25,893,039
Accrued expenses and other liabilities		3,290,026
Trade date payable, net		8,449,685
Operating lease liabilities		3,892,391
Due to Parent		3,708,926
Income taxes payable		149,846
Total Liabilities		69,414,305
Commitments and contingencies		-
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		12,944,315
Retained earnings		57,899,187
Total Stockholder's Equity		70,845,920
	$	140,260,225

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

NOTES TO FINANCIAL STATEMENT

SEPTEMBER 30, 2024

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), a wholly owned subsidiary of SAR Holdings, Inc. (its "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily trades and underwrites municipal and corporate debt securities, as well as other services, such as financial advisory, placement and remarketing. Customer accounts are maintained on a fully disclosed basis with a clearing agent and accordingly the Company is exempt under SEC Rule 15c3-3(k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash at year end consists of bank deposits with large financial institutions. From time to time, the cash deposits may exceed federal deposit insurance levels. The Company has not incurred any losses to date regarding these excess balances.

Receivables from Broker, Dealers, and Counterparties

Receivables from brokers, dealers and counterparties are carried at their estimated collectible amounts. Included in receivables from brokers, dealers and counterparties are amounts receivable from underwriting, financial advisory fees and good faith deposits. The Company estimates an allowance for credit losses using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. There is no allowance as management believes all amounts are fully collectible.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned consist primarily of money market funds, municipal obligations of various United States jurisdictions and mutual funds. The money market fund is stated at a net asset value of $1.00. All other securities are stated at estimated fair value, as determined by the Company, based on factors including the issuer's creditworthiness, yield, reference to comparable securities and other market factors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable securities owned and securities sold, not yet purchased are recorded on trade date for regular way settlement transactions. Amounts receivable or payable related to regular way unsettled securities transactions are presented net on the Statement of Financial Condition.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2024, at the fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2024. Securities sold, not yet purchased consist of obligations of the United States Treasury.

Included in marketable securities owned at September 30, 2024 are obligations of the following states and jurisdictions:

State of New York*	$	13,740,132
State of Texas*		7,921,832
State of Illinois*		5,096,859
State of New Jersey*		4,492,628
Other States**		3,651,680
Totals:	$	34,903,131

* Includes various subdivisions and authorities
**Not any one State or jurisdiction is greater than 5%

Fair Value Measurement

The Company follows FASB ASC 820, *Fair Value Measurement,* which provides the framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the assets or liabilities; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

There have been no changes in methodologies during the fiscal year ended September 30, 2024. The Company's municipal and corporate obligations are valued based on yields currently available on comparable securities of issuers with similar credit ratings. The mutual funds are valued at their net asset value.

The respective asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of September 30, 2024.

	Fair Value Measurements as of September 30, 2024			
	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 63,382,665	$ -	$ -	$ 63,382,665
Municipal obligations	-	34,903,131	-	34,903,131
Corporate obligations	-	191	-	191
Mutual funds	14,706,843	-	-	14,706,843
Government and government agencies	131	-	-	131
	$ 78,089,639	$ 34,903,322	$ -	$112,992,961
Liabilities				
Securities sold, not yet purchased	$ 1,094,990	$ -	$ -	$ 1,094,990

Change in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of the deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we will be able to realize our deferred tax assets in the future in excess of their net recorded amount, we will make an adjustment to the deferred tax asset valuation allowance, which will reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with FASB ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the positions and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement, with the tax authority.

The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before the fiscal year ended September 30, 2021.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

3. DUE FROM/TO CLEARING AGENT

The payable to clearing agent at September 30, 2024 includes amounts payable from unsettled trades, accrued interest receivables, and amounts receivable and payable for securities that failed to deliver. The Company has deposits with two clearing agents of $500,000 and $2,730,000. The Company's trades are cleared through a clearing agent and settled daily between the clearing agent and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short time. The Company continually reviews the credit quality of its counterparties.

3. DUE FROM/TO CLEARING AGENT (Continued)

The Company also became a member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for repurchase and reverse repurchase transaction. The repurchase and reverse repurchase business was launched October 1, 2024 and the Company deposited $5,000,000 with BONY, who is the Company's custodial agent for the repurchase and reverse repurchase transactions.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company's furniture, equipment and leasehold improvements consisted of the following for the fiscal year ended September 30, 2024:

Furniture and equipment	$	1,956,978
Leasehold improvements		1,447,707
Website		106,642
Less: Accumulated depreciation		2,402,453
	$	1,108,874

5. INCOME TAXES

The Company's net deferred tax assets consisted of the following for the fiscal year ended September 30, 2024:

Deferred tax assets:		
Compensation accrual	$	105,700
Medical insurance accrual		202,500
Operating leases		113,800
Total deferred tax assets:		422,000
Deferred tax liabilities:		
Basic difference for fixed assets		136,400
Prepaid expenses		118,600
Total deferred tax liabilities		255,000
Net deferred tax assets:	$	167,000

The Company assesses the available positive and negative evidence to determine if sufficient future taxable income will be generated to use the existing net deferred tax asset. A significant piece of objective positive evidence evaluated was the cumulative pre-taxable income incurred over the three fiscal year period ended September 30, 2024. Consequently, the Company did not record any valuation allowance against its net deferred tax asset as of September 30, 2024.

5. INCOME TAXES (Continued)

   The Company follows FASB ASC 740 Income Taxes, which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. As of September 30, 2024, the Company did not have any unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits related to uncertain tax positions to significantly change in the next 12 months.

6. DUE TO / FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS

   As of September 30, 2024, the amount due to the Parent for $3,708,926, represents shared expenses comprising a payable for taxes and miscellaneous expenses.

   The amounts due from affiliates represents receivables due from two wholly owned subsidiaries of the Parent in the amounts of $485,457 and $5,428,164. The $485,457 represents an expense sharing arrangement with Ramirez Asset Management, Inc. ("RAM"), including shared employment and operating expenses, and are non-interest bearing and due on demand. The $5,428,164 represents monies advanced to RAM HQ LLC relating to the purchase of our new Company headquarters, which are charged back to the Company.

   From time to time the Company advances short term loans to shareholders of the Parent. As of September 30, 2024, the balance of short-term advances outstanding was $3,205,000 of which $1,200,000 was repaid on October 4, 2024.

   The Company invested in an affiliated money market and an affiliated mutual fund managed by RAM. As of September 30, 2024, the amount invested was $78,089,508.

   The Company continually reviews the affiliates' and other related parties' current conditions and historical collectability to estimate credit losses. There is no allowance measured for any of the amounts due from related parties as management believes all amounts are fully collectible.

7. LEASES

   The Company leases various office space for its headquarters and branches throughout the United States. The Company does not sublease any space. The leases are all operating leases based on fixed rental payments. The Company's leases have remaining terms ranging from 1 year to 3 years. For some of the leases, we make separate payments to the lessor for property taxes assessed on the property, as well as a portion of the common area maintenance associated with the property. We have elected the practical expedient not to separate lease and non-lease components for all of our building leases and to exclude leases with a term of 12 months or less.

7. LEASES (Continued)

The future payments due under operating leases as of September 30, 2024 is as follows:

Fiscal year ended September 30,

2025	$	1,862,492
2026		1,838,385
2027		850,149
		4,551,026
Less effects of discounting		(658,635)
Lease liabilities recognized	$	3,892,391

As of September 30, 2024, the weighted-average remaining lease term for all operating leases is 2.44 years.

Because we do not have access to the rate implicit in the leases, we utilize our incremental borrowing rate as the discount rate, which is 5.50%. This rate is based on a senior note that the Company's Parent has adjusted for the lease term and other factors.

8. COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome by any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

In the normal course of business, the Company enters into underwriting commitments and delayed settlement transactions. Transactions relating to such underwriting commitments and delayed settlement transactions that were open at September 30, 2024 and were subsequently settled had no material effect on the financial statements as of that date.

9. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital. The Company operates under paragraph 240.15c3-1(a)(1)(ii) – Alternative Standard for computing Net Capital. The minimum required net capital for the Company utilizing the Alternative Standard is $250,000.

On September 30, 2024, the Company's net capital of $66,255,138 exceeded minimum required net capital of $250,000 by $66,005,138.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to Section k(2)(ii) for customer transactions introduced to its clearing broker on a fully disclosed basis. Additionally, the Company relies on Footnote 74 of the SEC Release No. 34-70073 for "non-covered" activities it conducts, including proprietary trading and effecting securities transactions where the funds are payable to the issuer or its agent and not to the Company, that does not fall under the exemption provisions of Rule 15c3-3.